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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Credit Suisse Group
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     Paradeplatz 8, Postfach 1, CH-8070
--------------------------------------------------------------------------------
                                    (Street)

     Zurich,                       Switzerland
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Income Opportunities Fund 2000, Inc. (IFT)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     July 1999
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

                         ------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                    6.
                                                                 4.                  5.             Owner-
                                                     Securities Acquired (A) or      Amount of      ship
                                        3.           Disposed of (D)                 Securities     Form:     7.
                                        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                          2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                        Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security         Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                                  See Explanation
(See Attachment B)                                                                                            of Responses
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                          (Over)

                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

     See Attachment A


     Credit Suisse Group

/s/  William W. Chandler                                         8/26/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

By:  William W. Chandler
     Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                 SEC 1474 (3-99)

                                                                    Attachment A

                            Explanation of Responses

     The securities reported herein are owned by Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Exchange Act"). CSFBC is a wholly-owned subsidiary of Credit Suisse First Boston Inc., a Delaware corporation ("CSFBI"). Credit Suisse First Boston, a Swiss bank (the "Bank"), owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland.

                                                                    Attachment B
                                                                         Page: 4
                  Statement of Changes in Beneficial Ownership

------------------------------------------------------------------------------------------------------------------------------------
Title of Security   Transaction      Transaction       Amount    (A) or  Price  Amount of Securities     (D) or   Nature of Indirect
(Instr. 3)*         Date (mm/dd/yy)  Code (Instr. #)             (D)            Beneficially Owned at    (I)    Beneficial Ownership
                                                                                End of Month
------------------------------------------------------------------------------------------------------------------------------------
IFT Common Stock    6/15/99             P              3,200     (A)      9.81                           I              **
IFT Common Stock    6/16/99             P              13,400    (A)      9.81                           I              **
IFT Common Stock    6/17/99             P              2,400     (A)      9.81                           I              **
IFT Common Stock    6/18/99             P              5,600     (A)      9.81                           I              **
IFT Common Stock    6/21/99             P              9,600     (A)      9.81                           I              **
IFT Common Stock    6/29/99             P              4,800     (A)      9.81  1,156,600                I              **
IFT Common Stock    7/01/99             P              2,800     (A)      9.81                           I              **
IFT Common Stock    7/02/99             P              2,500     (A)      9.81                           I              **
IFT Common Stock    7/06/99             P              1,900     (A)      9.81                           I              **
IFT Common Stock    7/07/99             P              27,500    (A)      9.81                           I              **
IFT Common Stock    7/08/99             P              1,500     (A)      9.81                           I              **
IFT Common Stock    7/09/99             P              13,000    (A)      9.81                           I              **
IFT Common Stock    7/12/99             P              23,900    (A)      9.81  1,229,700                I              **

------------------------
* "IFT Common Stock" is an abbreviation of Income Opportunities Fund 2000, Inc. Common Stock.

**   See Explanation of Responses.